UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 August 25, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [__]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,179,498
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,179,498
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,179,498
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.5%
14.	Type Of Reporting Person (See Instructions) IN

CUSIP No. 458372 109

1.	Names of Reporting Persons. Vector Capital Corporation I.R.S. Identification Nos. of above persons (entities only). 94-3311525
2.	Check the Appropriate Box if a Member of a Group (see Instructions) (A) [ X ] (B) [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None*
	8.	Shared Voting Power None*
	9.	Sole Dispositive Power None*
	10.	Shared Dispositive Power None*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None*
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [_X_]*
13.	Percent of Class Represented by Amount in Row 11 0*
14.	Type Of Reporting Person (See Instructions) CO

*Vector Capital Corporation affirms membership in a “group” for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer’s Common Stock beneficially owned by Mr. Mihaylo.

               This Amendment No. 10 amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), and Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

On August 25, 2006, pursuant to Section 5 of the Settlement Agreement, Mr. Mihaylo submitted a letter to the Company in which he exercised his right to request that the Company promptly call a special meeting of stockholders (the “Special Meeting”) to vote on the following non-binding proposal (the “Sell the Company Resolution”):

“RESOLVED, that the stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) urge the Inter-Tel Board of Directors to arrange for the prompt sale of Inter-Tel to the highest bidder.”

A copy of the letter is filed as Exhibit 28 to the Schedule 13D and is incorporated herein by this reference.

On August 25, 2006, Mr. Mihaylo and Vector issued a press release with respect to the above referenced letter and the filing of the preliminary proxy statement. The text of the press release is set forth below, and a copy of the press release is filed as Exhibit 29 to the Schedule 13D:

FOR IMMEDIATE RELEASE	CONTACT:
Michael Sitrick or Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

STEVEN G. MIHAYLO AND VECTOR CAPITAL ASK INTER-TEL TO PROMPTLY CALL SPECIAL MEETING OF STOCKHOLDERS TO VOTE ON PROPOSAL TO START SALE PROCESS

TEMPE, AZ – August 25, 2006 – Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest stockholder of Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) (“Inter-Tel” or the “Company”) and Vector Capital Corporation (“Vector”), today requested that Inter-Tel promptly call a special meeting of stockholders to vote on a proposal to urge the Board of Directors to arrange for the prompt sale of the Company to the highest bidder. This step is consistent with the process outlined in the Settlement Agreement between the Company and Mr. Mihaylo.

“Our various proposals to commence a sales process designed to result in the prompt sale of the Company to the highest bidder have been rejected by the Company,” stated Mr. Mihaylo. “We’ve asked the Company to meet on several occasions to discuss our offer and they’ve declined. There is still no indication that the Company is interested in running a sales process to maximize value.”

On July 28, 2006, Mr. Mihaylo and Vector submitted a proposal to acquire all of the outstanding shares for $22.50 per share in cash. On August 11, 2006, the Special Committee of the Board of Directors of the Company rejected the proposal and concluded that the proposal was inadequate and was not in the best interests of the Company's stockholders.

On August 21, 2006, in a good faith effort to avoid the expense and disruption of a special meeting, Mr. Mihaylo and Vector submitted a letter to the Special Committee which stated that they were prepared to raise their offer price to $23.25 per share in cash if the Special Committee publicly committed to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder. The Special Committee rejected the proposal.

“Although we continue to believe that our proposal is the best, we of course expect that the Company will seek higher bids,” Mr. Mihaylo added. “We believe that a sale of the Company at this time will maximize value for the Company’s stockholders. While we had hoped to participate in a constructive dialog and process with the Special Committee and to avoid the special meeting of stockholders, we are confident that this exercise in stockholder democracy will ultimately persuade the Special Committee to respect the desires of the owners of Inter-Tel.”

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo, Vector and the other participants named below have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the special meeting of stockholders, and plan to mail a definitive proxy statement and accompanying proxy card to the Company's stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE, AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

The participants in the solicitation are Mr. Mihaylo, Vector, Summit Capital Management LLC, The Steven G. Mihaylo Trust, Christopher G. Nicholson and INTL Acquisition Corp. Information relating to the participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.

Also on August 25, 2006, Mr. Mihaylo, Vector and the other participants in the solicitation filed a preliminary proxy statement with the SEC in connection with the Special Meeting and the Sell the Company Resolution.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Mr. Mihaylo, Vector and the other participants named below have filed a preliminary proxy statement with the Securities and Exchange Commission in connection with the special meeting of stockholders, and plan to mail a definitive proxy statement and accompanying proxy card to the Company's stockholders when completed.

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PRELIMINARY PROXY STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PRELIMINARY PROXY STATEMENT IS, AND THE DEFINITIVE PROXY STATEMENT AND SUCH OTHER PROXY MATERIALS WILL BE, AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT (WHEN AVAILABLE), WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES OF THE DEFINITIVE PROXY STATEMENT SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL FREE NUMBER: 1 (800) 322-2885.

The participants in the solicitation are Mr. Mihaylo, Vector, Summit Capital Management LLC, The Steven G. Mihaylo Trust, Christopher G. Nicholson and INTL Acquisition Corp. Information relating to the participants is contained in the preliminary proxy statement filed by the participants with the Securities and Exchange Commission.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

Exhibit 28:	Letter from Steven G. Mihaylo to Board of Directors of Inter-Tel (Delaware), Incorporated dated August 25, 2006.

Exhibit 29:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated August 25, 2006.

Exhibit 30:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 25, 2006
/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

VECTOR CAPITAL CORPORATION

By:	/s/ Christopher G. Nicholson
Name: Christopher G. Nicholson
Its: Authorized Signatory

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

Exhibit 28:	Letter from Steven G. Mihaylo to Board of Directors of Inter-Tel (Delaware), Incorporated dated August 25, 2006.

Exhibit 29:	Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated August 25, 2006.

Exhibit 30:	Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).